SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

BROWN-FORMAN CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

115637-10-0

(CUSIP Number)

April 29, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No.115637-10-0

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Christina Lee Brown
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 5,913,694
(7) Sole dispositive power 1,350,397
(8) Shared dispositive power 3,718,868
(9)	Aggregate amount beneficially owned by each reporting person 5,913,694
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). N/A
(11)	Percent of class represented by amount in Row (9) 10.5%
(12)	Type of reporting person (see instructions) IN

CUSIP No.115637-10-0

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Owsley Brown III
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 5,913,694
(7) Sole dispositive power 74,029
(8) Shared dispositive power 2,273,216
(9)	Aggregate amount beneficially owned by each reporting person 5,913,694
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). N/A
(11)	Percent of class represented by amount in Row (9) 10.5%
(12)	Type of reporting person (see instructions) IN

CUSIP No.115637-10-0

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Brooke Brown Barzun
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 5,915,361
(7) Sole dispositive power 372,899
(8) Shared dispositive power 2,646,070
(9)	Aggregate amount beneficially owned by each reporting person 5,915,361
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). N/A
(11)	Percent of class represented by amount in Row (9) 10.5%
(12)	Type of reporting person (see instructions) IN

CUSIP No.115637-10-0

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Augusta Brown Holland
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 5,915,361
(7) Sole dispositive power 630,044
(8) Shared dispositive power 1,846,428
(9)	Aggregate amount beneficially owned by each reporting person 5,915,361
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). N/A
(11)	Percent of class represented by amount in Row (9) 10.5%
(12)	Type of reporting person (see instructions) IN

Item 1(a) and 1(b). Name of Issuer and Address of Issuer’s Principal Executive Offices:

Brown-Forman Corporation

850 Dixie Highway

Louisville, Kentucky 40210

Item 2(a). Names of persons filing:

The persons reporting on this Amendment No. 1 to Schedule 13G are Christina Lee Brown, Owsley Brown III, Brooke Brown Barzun and Augusta Brown Holland. This filing amends the Schedule 13G filed by Christina Lee Brown on February 24, 2012, and supersedes the Schedule 13G filed by Brooke Brown Barzun on February 24, 2012.

Item 2(b). Address of principal business office or, if none, residence:

Principal Business Address of each individual named herein:

333 East Main Street, Suite 401

Louisville, Kentucky 40202

Item 2(c). Citizenship: Each of the Reporting Persons is a U.S. citizen. Each of the trusts is domiciled in Kentucky.

Item 2(d). Title of class of securities: Brown-Forman Corporation Class A Common Stock

Item 2(e). CUSIP No.: 0115637-10-0

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

The Class A Common Stock beneficially owned by each reporting person as of April 29, 2012 is as follows:

Reporting Person	Number of Shares Owned
Christina Lee Brown:	Beneficially Owned:	5,913,694
	Percent of Class:	10.5%
	Sole Voting Power:	0
	Shared Voting Power:	5,913,694
	Sole Dispositive Power:	1,350,397
	Shared Dispositive Power:	3,718,868

Owsley Brown III:	Beneficially Owned:	5,913,694
	Percent of Class:	10.5%
	Sole Voting Power:	0
	Shared Voting Power:	5,913,694
	Sole Dispositive Power:	74,029
	Shared Dispositive Power:	2,273,216

Brooke Brown Barzun:	Beneficially Owned:	5,915,361
	Percent of Class:	10.5%
	Sole Voting Power:	0
	Shared Voting Power:	5,915,361
	Sole Dispositive Power:	372,899
	Shared Dispositive Power:	2,646,070

Augusta Brown Holland:	Beneficially Owned:	5,915,361
	Percent of Class:	10.5%
	Sole Voting Power:	0
	Shared Voting Power:	5,915,361
	Sole Dispositive Power:	630,044
	Shared Dispositive Power:	1,846,428

Christina Lee Brown, Owsley Brown III, Brooke Brown Barzun and Augusta Brown Holland have agreed in principle to act together for the purpose of voting certain equity securities of the Issuer. Therefore, for purposes of this Schedule 13G, each may be deemed to have acquired beneficial ownership of the equity securities of the Issuer beneficially owned by each of the other Reporting Persons. As of April 29, 2012, the aggregate beneficial ownership of the undersigned Reporting Persons is 6,873,595 shares of Class A Common Stock, or 12.2% of the issued and outstanding Class A Common Stock of the issuer.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Other individuals have the right to receive the dividends and the proceeds of sale from certain of the shares for which the undersigned has voting and dispositional control.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8. Identification and Classification of Members of the Group.

See Item 2.

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2012

/s/ Christina Lee Brown
Christina Lee Brown

/s/ Laura H. Pulliam
Owsley Brown III, by Laura H. Pulliam, Attorney-in-Fact, pursuant to Power of Attorney dated February 15, 2012

/s/ Brooke Brown Barzun
Brooke Brown Barzun

/s/ Augusta Brown Holland
Augusta Brown Holland

AGREEMENT AMONG REPORTING PERSONS

The undersigned hereby agree as follows:

1. Each of them is individually eligible to use the Schedule 13G, as amended, to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

2. Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: May 8, 2012

/s/ Christina Lee Brown
Christina Lee Brown

/s/ Laura H. Pulliam
Owsley Brown III, by Laura H. Pulliam, Attorney-in-Fact, pursuant to Power of Attorney dated February 15, 2012

/s/ Brooke Brown Barzun
Brooke Brown Barzun

/s/ Augusta Brown Holland
Augusta Brown Holland

POWER OF ATTORNEY

The undersigned does hereby constitute and appoint each of Nelea A. Absher, Holli H. Lewis, Diane M. Barhorst, and Laura H. Pulliam, signing singly, the undersigned’s true and lawful attorney-in-fact to:

1.	prepare, execute and file, for and on behalf of the undersigned, Form ID, Forms 3, 4 and 5 (including amendments thereto) in accordance with Section 16(a) of the Securities Exchange Act of 1934 (the “Act”) and the rules thereunder, and Schedules 13D and 13G (including amendments thereto) in accordance with Sections 13(d) and 13(g) of the Act and the rules thereunder;

2.	do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to prepare and execute any such Form 3, 4 or 5 (including amendments thereto) or Schedule 13D or 13G (including amendments thereto) and timely file that Form or Schedule with the United States Securities and Exchange Commission and any stock exchange or similar authority, and provide a copy as required by law or advisable to such persons as the attorney-in-fact deems appropriate; and

3.	take any other action of any type whatsoever in connection with the foregoing that, in the opinion of the attorney-in-fact, may be of benefit to, in the best interest of, or legally required of the undersigned, it being understood that the documents executed by the attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as the attorney-in-fact may approve in the attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the attorney-in-fact, or the attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

The undersigned acknowledges that the foregoing attorneys-in-fact, and their substitutes, in serving in such capacity at the request of the undersigned, are not assuming, nor is Brown-Forman Corporation (the “Corporation”) assuming, (i) any of the undersigned’s responsibilities to comply with Section 16 or Sections 13(d) or 13(g) of the Act or (ii) any liability of the undersigned for failure to comply with such requirements. This Power of Attorney does not relieve the undersigned from the undersigned’s obligations to comply with the requirements of the Act, including without limitation the reporting requirements under Section 16 or Sections 13(d) or 13(g) thereunder. The undersigned agrees that each such attorney-in-fact may rely entirely on information furnished orally or in writing by or at the direction of the undersigned to the attorney-in-fact.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 and Schedules 13D and 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Corporation, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys in fact. This Power of Attorney does not revoke any other power of attorney that the undersigned has previously granted.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 15th day of February, 2012.

/s/ Owsley Brown III
OWSLEY BROWN III